QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised under the Financial Services and Markets Act 2000 or, if you are taking advice in a territory outside the United Kingdom, from an appropriately authorised independent financial adviser.

Neither Bookham nor Bookham, Inc., nor any of their respective affiliates, directors, officers, employees, advisers or agents (including The Bank of New York), make any recommendation as to whether holders of Bookham, Inc. Shares should hold their Bookham, Inc. Shares in the United States Direct Registration System (the "Direct Registration System") or elect to sell, through the dealing facility described in this document (the "Dealing Facility") or otherwise, the Bookham, Inc. Shares to which they become entitled as a result of the Scheme of Arrangement, or whether or not they should choose not to sell such Bookham, Inc. Shares. Eligible Holders (as defined on page 7 of this document) are under no obligation to hold in the Direct Registration System or sell, through the Dealing Facility or otherwise, the Bookham, Inc. Shares to which they become entitled as a result of the Scheme of Arrangement.

If you are an Eligible Holder, you will automatically have the Bookham, Inc. Shares to which you are entitled as a result of the Scheme of Arrangement issued to you in book-entry form via the Direct Registration System (and therefore be entitled to participate in the Dealing Facility).

Participation in the Direct Registration System and the Dealing Facility is completely voluntary. If you do not wish to participate, you can at any time elect to withdraw from the Direct Registration System (and therefore become ineligible to participate in the Dealing Facility) by simply completing and returning the tear off portion of the DR Transaction Advice (as defined on page 1 of this document) which will be sent to you after the Effective Date (as defined on page 1 of this document). You will then receive your Bookham, Inc. Shares in certificated form in the manner described in paragraph 7(c) of Part II (Explanatory Statement) of the previously provided Scheme Circular dated 8 July 2004 (the "Scheme Circular").

Bookham Technology plc
Proposed scheme of arrangement
(under Section 425 of the Companies Act 1985)
to establish
Bookham Technology plc
as a subsidiary of
Bookham, Inc.
Dealing Facility
(via the US Direct Registration System)

If you elect to sell your Bookham, Inc. Shares through the Dealing Facility, you must complete and return both the W-8BEN Form (Certificate of Foreign Status of Beneficial Owner for United States Tax Witholding) and the tear off portion of the DR Transaction Advice (both of which will be sent to you after the Effective Date together with a W-8BEN Instruction Booklet), in each case in accordance with the instructions thereon, so as to be received by The Bank of New York as soon as possible and in any event prior to when you first wish to sell your Bookham, Inc. Shares. A submitted tear off portion of a DR Transaction Advice cannot be revoked.

Shareholders should read this document, the Scheme Circular, the W-8BEN Form and the W-8BEN Instruction Booklet in their entirety before completing and returning any forms. Terms defined in the Scheme Circular have the same meanings when used in this document.

The distribution of this document and any of the accompanying documents in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document or any of the accompanying documents comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

DEALING FACILITY
AND
DIRECT REGISTRATION SYSTEM

SUMMARY OF KEY TERMS

The Bank of New York, at the request of Bookham and Bookham, Inc., is to provide certain holders of Bookham, Inc. Shares with a Dealing Facility. The purpose of the Dealing Facility is to assist Eligible Holders (as defined on page 7 of this document) in the sale of all or part of the Bookham, Inc. Shares to which he or she becomes entitled as a result of the Scheme of Arrangement.

All Eligible Holders on the effective date of the Scheme of Arrangement (which, subject to, inter alia, Bookham Shareholder approval, is currently expected to be 10 September 2004) (the "Effective Date") will automatically have the Bookham, Inc. Shares to which they become entitled as a result of the Scheme of Arrangement issued to them in book-entry form via the Direct Registration System, a convenient service within the US securities industry that allows shares to be owned and tracked electronically. A Direct Registration Transaction Advice showing their entitlement to Bookham, Inc. Shares (the "DR Transaction Advice") will be forwarded to Eligible Holders within 14 days after the Effective Date.

All Eligible Holders who hold their Bookham, Inc. Shares in the Direct Registration System will be entitled to sell, should they so wish to do so, all or part of their Bookham, Inc. Shares through the Dealing Facility.

Eligible Holders are under no obligation to sell any of the Bookham, Inc. Shares to which they become entitled as a result of the Scheme of Arrangement and, if they choose to sell such Bookham, Inc. Shares, are under no obligation to do so through the Dealing Facility. No assurance can be given as to the price that will be received for Bookham, Inc. Shares sold through the Dealing Facility.

This document consists of a brief summary of the Direct Registration System and the Dealing Facility and further information concerning the terms of and conditions to the Dealing Facility. If you are have any questions about the Direct Registration System and/or the Dealing Facility, please contact The Bank of New York by telephoning 1-800-524-4458 (or, if you are calling from outside the United States, +001 610-382-7836) between 8:00 a.m. and 6:00 p.m. (New York time) Monday to Friday until (and including) 31 December 2005.

The helpline cannot provide advice on the merits of the Scheme of Arrangement, the Direct Registration System or the Dealing Facility nor give any financial or tax advice.

What is the Direct Registration System?

The Direct Registration System means that instead of receiving a paper stock certificate to represent your Bookham, Inc. Shares, your shares are held in your name and tracked electronically (in book-entry form) on Bookham, Inc.'s records which are maintained by The Bank of New York, transfer agent for Bookham, Inc.

What are the advantages of the Direct Registration System?

Holding your Bookham, Inc. Shares in the Direct Registration System relieves you from the worry and responsibility of keeping track of stock certificates, not to mention the time and expense of getting them replaced if they are misplaced or lost. You retain full ownership of your Bookham, Inc. Shares as well as all the traditional voting rights and privileges of being a direct shareowner.

Holding your Bookham, Inc. Shares via the Direct Registration System also offers you the opportunity to participate in the Dealing Facility, if you so choose, by simply completing and returning the tear off portion of your DR Transaction Advice and the W-8BEN Form (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) at your own convenience up to and including 31 December 2005. Both the DR Transaction Advice and the W-8BEN Form (together with a W-8BEN Instruction Booklet) will be sent to you within 14 days after the Effective Date.

Please note, you must complete and return the tear off portion of the DR Transaction Advice and the W-8BEN Form prior to when you first wish to sell your Bookham, Inc. Shares. Failure to return a properly completed W-8BEN Form with your request to sell Bookham, Inc. Shares will result in US backup withholding tax of 28% of the gross proceeds from such sale. Please see page 9 of this document for further information on US backup witholding tax.

What are the costs associated with participating in the Direct Registration System?

There will be no charge to you for solely holding Bookham, Inc. Shares in the Direct Registration System.

Can I elect not to hold my Bookham, Inc. Shares in the Direct Registration System?

Yes. If:

  •
  prior to the Effective Date (which is currently expected to be 10 September 2004) you notify Bookham's registrars, Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU in writing that you do not wish to participate in the Direct Registration System; or

  •
  on or after the Effective Date, you decide that you no longer wish to participate in the Direct Registration System, and you have completed and returned the tear off portion of the DR Transaction Advice in accordance with the instructions thereon, you will then receive your Bookham, Inc. Shares in certificated form in the manner described in paragraph 7(c) of Part II of the Scheme Circular.

Who is eligible for the Dealing Facility?

You can participate in the Dealing Facility if, as at 6:00 p.m. (London time) on 27 July 2004 and as at the Scheme Record Time (which is currently expected to be 6.00 p.m. on 9 September 2004), you:

  •
  were the registered holder of Bookham Shares in certificated form; and

  •
  were resident in the United Kingdom or certain other jurisdictions.

Full details of the eligibility criteria for the Dealing Facility are set out on page 7 of this document.

How will the Dealing Facility work?

If you wish to sell Bookham, Inc. Shares through the Dealing Facility you must complete, sign and return the tear off portion of your DR Transaction Advice including the completed and signed W-8BEN Form to The Bank of New York prior to the date you first wish to sell any Bookham, Inc. Shares. The W-8BEN Form will be included with your DR Transaction Advice and a return envelope will also be provided for your convenience.

Where there are joint holders of Bookham, Inc. Shares, all joint owners must complete and sign a separate W-8BEN Form. Additional copies of the W-8BEN Forms can be obtained through the US Internal Revenue Service website at www.irs.gov or by telephoning The Bank of New York on the helpline detailed on page 5 of this document.

Please read the W-8BEN Instruction Booklet, which will be enclosed with the W-8BEN Form, for directions on completing the W-8BEN Form. In most cases,

Sections 1, 3, 4 and 9A of the W-8BEN Form must be completed entirely and in all cases, the W-8BEN Form must be signed by the Eligible Holder. However we urge you to read all instructions prior to completion of the W-8BEN Form.

On the DR Transaction Advice you will need to indicate the number of Bookham, Inc. Shares you wish to sell. The Bookham, Inc. Shares set forth in the tear off portion of your DR Transaction Advice will then be sold on the terms summarised in this document. You will receive the net proceeds of the sale shortly after your Bookham, Inc. Shares are sold, by way of a cheque drawn in pounds sterling.

Failure to return a properly completed W-8BEN Form with your request to sell Bookham, Inc. Shares will result in US backup withholding tax of 28% of the gross proceeds from such sale.

DR Transaction Advices and the accompanying W-8BEN Forms returned by facsimile will not be accepted.

What is the price I will get for my Bookham, Inc. Shares?

All sales of Bookham, Inc. Shares will be made on the open market on the NASDAQ National Market. Sales will usually be made through a broker affiliated with The Bank of New York. Eligible Holders who sell Bookham, Inc. Shares through the Dealing Facility will incur a brokerage commission of US$0.025 per share sold up to 31 December 2004 and from 1 January 2005 up to and including 31 December 2005 a brokerage commission of US$0.05 per share sold.

The price per Bookham, Inc. Share cannot be determined prior to the sale although the price will reflect the brokerage commission and shall always be the average weighted price for all Bookham, Inc. Shares sold through the Dealing Facility on the trade date or dates. Depending on the number of Bookham, Inc. Shares being sold and current trading volume in Bookham, Inc. Shares, sales may be executed in multiple transactions and may be traded on more than one day. The sale price is not subject to any minimum or limited to any maximum but will depend on market demand at the time sales are executed by The Bank of New York. Because the sale price will not be known before a sale, participation in the Dealing Facility could result in a payment to you that is substantially below or above the trading price of Bookham, Inc. Shares at any given time.

The Bank of New York will sell Bookham, Inc. Shares through the Dealing Facility on Monday of every week. If Monday is a public holiday in the United States, then the sale will occur on the next available business day on which the

NASDAQ National Market is open. A Monday sale date will allow settlement of the trade on the third trading day, at which time The Bank of New York will execute a foreign currency conversion of the sale proceeds of US dollars to pounds sterling at a rate representing inter-bank foreign exchange rates effective for the day of execution.

No assurance can be given as to the sale price you will receive for your Bookham, Inc. Shares through the Dealing Facility.

How much will participation in the Dealing Facility cost me?

The brokerage commission payable by you for selling your Bookham, Inc. Shares through the Dealing Facility will be, up to and including 31 December 2004, US$0.025 per share sold and from 1 January 2005 up to and including 31 December 2005, US$0.05 per share sold.

Can I elect not to participate in the Dealing Facility?

Participation in the Dealing Facility is entirely voluntary. If you do not wish to sell your Bookham, Inc. Shares through the Dealing Facility, you should not return the tear off portion of your DR Transaction Advice with a request for sale.

How long will the Dealing Facility be available for?

The Dealing Facility will terminate at 6.00 p.m. (New York time) on 31 December 2005. However, you can thereafter continue to hold your Bookham, Inc. Shares in the Direct Registration System. If you decide that you no longer wish to participate in the Direct Registration System, simply return the completed tear off portion of the DR Transaction Advice in accordance with the instructions thereon.

Whom can I contact if I have questions regarding the Direct Registration System and/or Dealing Facility?

If you are in any doubt as to the procedure for completion of the tear off portion of the DR Transaction Advice or the W-8BEN Form, or have any questions about this document, please contact The Bank of New York by telephoning 1-800-524-4458 (or, if you are calling from outside the United States, +001 610-382-7836) between 8:00 a.m. and 6:00 p.m. (New York time) Monday to Friday until (and including) 31 December 2005.

The helpline cannot provide advice on the merits of the Scheme of Arrangement, the Direct Registration System or the Dealing Facility nor give any financial or tax advice.

If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are taking advice in a territory outside the United Kingdom, from an appropriately authorised independent financial adviser.

28 July 2004

TERMS OF AND CONDITIONS TO THE DEALING FACILITY

The availability of the Direct Registration System and Dealing Facility is subject to the Scheme of Arrangement becoming effective. The availability of the Dealing Facility is not conditional on a minimum number of Eligible Holders participating in the Dealing Facility, nor on any minimum number of Bookham, Inc. Shares being sold through the Dealing Facility.

Generally, The Bank of New York is required to report to both Eligible Holders and the US Internal Revenue Service information regarding any proceeds Eligible Holders receive from the sale of Bookham, Inc. Shares. However, if you certify your status as a non-US Holder on the W-8BEN Form, no information reporting will be required. Tax considerations from participating in the Dealing Facility can vary depending on each Eligible Holder's tax situation. A brief summary of United Kingdom and United States tax considerations is contained on pages 8 to 10 of this document. However, Eligible Holders are responsible for determining the tax effect of Dealing Facility participation and should consult with their own tax adviser with respect to the current tax laws within their respective domicile.

Neither Bookham, Bookham, Inc., nor The Bank of New York will be liable for any losses or liability howsoever incurred by Eligible Holders arising from, related to or in connection with the administration of the Dealing Facility or The Bank of New York's actions or non-actions with respect to the Dealing Facility (including by way of example and not by way of limitation any losses or claim of liability arising from (i) the failure to terminate an Eligible Holder's account or sell Bookham, Inc. Shares in the Dealing Facility without prior receipt of proper documentation and instructions; (ii) the prices at which Bookham, Inc. Shares are sold for the Eligible Holder's account, the timing of such sales, and the fluctuation of prices of Bookham, Inc. Shares between the receipt of instructions to sell and such sale and after the sale of Bookham, Inc. Shares; and (iii) the transfer of Bookham, Inc. Shares from an Eligible Holder's account to a broker pursuant to the Profile Program of The Depositary Trust Company) except for such losses and liabilities caused by the negligence or wilful misconduct of The Bank of New York; and each Eligible Holder shall indemnify and hold harmless The Bank of New York from all losses and liabilities incurred by The Bank of New York (including losses and liabilities arising from disputes with an Eligible Holder) other than those caused by The Bank of New York's negligence and wilful misconduct. In no event shall Bookham, Bookham, Inc. or The Bank of New York be liable for special, consequential or punitive damages or losses due to forces beyond their control (including by way of example, and not by way of limitation, strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services). These terms and conditions and the administration of the Dealing Facility and The Bank of New York's duties and responsibilities under the Dealing Facility shall be governed by the substantive laws (and not the choice of law rules) of the State of New York; all proceedings relating to the Dealing Facility shall be brought by an Eligible Holder only in courts located in the City of New York; and Eligible Holders waive their right to trial by jury.

The Bank of New York, Bookham and Bookham, Inc. provide no advice and make no recommendations with respect to selling Bookham, Inc. Shares. Any decision to sell must be made by each individual Eligible Holder based on his or her own research and judgment. Nothing herein shall be deemed to constitute an offer to sell shares of Bookham, Inc.

The Bank of New York and/or Bookham, Inc. reserve the right to modify the Dealing Facility including the right to terminate the Dealing Facility upon notice to Eligible Holders. In addition, The Bank of New York reserves the right to interpret and regulate the Dealing Facility as it deems necessary or desirable in connection with its operations.

Bookham, Inc. Shares are not insured by the Federal Deposit Insurance Corporation or any other government agency, are not deposits or other obligations of, and are not guaranteed by, The Bank of New York, and are subject to investment risks, including possible loss of principal amount invested.

Eligibility for the Dealing Facility

You can participate in the Dealing Facility if, as at 6:00 p.m. (London time) on 27 July 2004, and as at the Scheme Record Time, you:

  •
  are the registered holder of Bookham Shares in certificated form; and

  •
  are resident in France, Guernsey, Holland, Jersey, Republic of Ireland, Spain, Sweden or the United Kingdom.

Each such person meeting the requirements described above is referred to in this document as an "Eligible Holder".

Price obtained for your Bookham, Inc. Shares

Each Eligible Holder who elects to sell Bookham, Inc. Shares through the Dealing Facility will receive the price per Bookham, Inc. Share (the "Sale Price") at which the Bookham, Inc. Shares are actually sold by The Bank of New York pursuant to the Dealing Facility (the "Sold Shares"), as set out under the paragraph headed "Costs and conduct of the Dealing Facility" below.

The Bank of New York will also in connection with the Scheme of Arrangement sell on behalf of Bookham, Inc. (i) Bookham, Inc. Shares representing the aggregate fractional Bookham, Inc. Share entitlements of all registered holders of Bookham, Inc. Shares (the "Fractional Shares") and (ii) Bookham, Inc. Shares representing the aggregate Bookham, Inc. Share entitlements of holders of Bookham, Inc. Shares resident in jurisdictions where the delivery of Bookham, Inc. Shares would infringe the laws of such jurisdictions, or necessitate compliance with any special requirement to an extent which would be impossible or unduly onerous (the "Overseas Shares"). The Bank of New York will not, in any circumstances, sell the Sold Shares before it has sold all of the Fractional Shares and all of the Overseas Shares.

All sales of Bookham, Inc. Shares will be made in the open market on the NASDAQ National Market. Sales will usually be made through a broker affiliated with The Bank of New York. Eligible Holders will incur a brokerage commission of US$0.025 per share sold up to 31 December 2004 and from 1 January 2005 up to and including 31 December 2005 a brokerage commission of US$0.05 per share sold.

The price per Bookham, Inc. Share cannot be determined prior to the sale although the price will reflect the brokerage commission and shall always be the average weighted price for all Bookham, Inc. Shares sold through the Dealing Facility on the trade date or dates. Depending on the number of Bookham, Inc. Shares being sold and current trading volume in Bookham, Inc. Shares, sales may be executed in multiple transactions and may be traded on more than one day.

If however,

(i)
there has occurred any act of God or nature, mechanical or electrical breakdown, computer failure, failure or unavailability of the US Federal Reserve Bank wire, facsimile, internet, telex or other transaction or communications system or power supply, in each case the effect of which is such as to make it, in the judgment of The Bank of New York, after taking into account all commercially reasonable means of doing so, impracticable to process any sale order under the Dealing Facility;

(ii)
trading in any equity securities of Bookham, Inc. has been suspended or materially limited by the United States Securities and Exchange Commission or the NASDAQ National Market, or if trading generally on the NASDAQ National Market has been suspended or materially limited; or

(iii)
a banking moratorium has been declared by either US federal or applicable US state regulatory authorities,

then no sale orders under the Dealing Facility will be executed during the pendency of such events. Execution of sale orders will resume on the NASDAQ National Market on the trading day following the expiry of such events.

The Sale Price is not subject to any minimum or limited to any maximum, but will depend on market demand at the time sales are executed by The Bank of New York. Because the Sale Price will not be known before a sale, participation in the Dealing Facility could result in a payment to Eligible Holders you that is substantially below or above the trading price of Bookham, Inc. Shares at any given time. The Bank of New York will sell, to the extent possible, the Sold Shares on Monday of every week and therefore may be required to sell such shares at prices that are substantially above or below the trading price of Bookham, Inc. Shares immediately following the Effective Date or at the time an Eligible Holder completes and returns the tear off slip of the DR Transaction Advice. No assurance can therefore be given as to the Sale Price Eligible Holders will receive from the sale of their Bookham, Inc. Shares through the Dealing Facility.

Costs and conduct of the Dealing Facility

Bookham has agreed with the The Bank of New York to a reduced costs structure for the Dealing Facility. In addition, Bookham will bear a proportion of the costs of the Dealing Facility up to and including 31 December 2005.

Accordingly, the only brokerage commission payable by Eligible Holders for selling their Bookham, Inc. Shares will be, up to and including 31 December 2004, US$0.025 per share sold and from 1 January 2005 up to and including 31 December 2005, US$0.05 per share sold.

To effect the Dealing Facility, the Bookham, Inc. Shares to which all Eligible Holders are entitled will not be issued in certificated form but will instead be issued to the Eligible Holder in book entry (uncertificated) form under the Direct Registration System which exists in the United States. Written notification of the relevant holding in book entry form in the form of a DR Transaction Advice will be sent to Eligible Holders within 14 days after the Effective Date. Eligible Holders will at all times be able to elect not to participate in the Direct Registration System (and therefore become ineligible to participate in the Dealing Facility) and request that their entitlement to Bookham, Inc. Shares be issued directly to them in certificated form.

Remittance of proceeds

If you elect to sell Bookham, Inc. Shares through the Dealing Facility, as soon as practicable, and no later than 14 calendar days after the sale of Sold Shares (subject to any delays in executing sale orders discussed in the paragraph above headed "Price obtained for your Bookham, Inc. Shares"), you will be sent the net proceeds of the sale (after conversion, as described below) of your Bookham, Inc. Shares in pounds sterling by way of cheque.

The exchange of US dollars for pounds sterling will be executed at a rate representing inter-bank foreign exchange rates effective for the day of execution. Settlement for the currency conversions will occur on the same day as the settlement day(s) of the Sold Shares. No assurance can therefore be given as to the exchange rates at which proceeds will be converted into pounds sterling.

Tax considerations of selling Bookham, Inc. Shares through the Dealing Facility

The following discussions regarding the potential tax consequences to certain Eligible Holders selling Bookham, Inc. Shares through the Dealing Facility are qualified in their entirety by the discussions of tax consequences set forth in the Scheme Circular (see paragraph 8 of Part II of the Scheme Circular).

United Kingdom tax considerations of selling Bookham, Inc. Shares through the Dealing Facility

If you elect to sell the Bookham, Inc. Shares to which you become entitled, whether through the Dealing Facility or outside of the Dealing Facility, and you are resident or ordinarily resident for tax purposes in the United Kingdom, you should note that any such sale will constitute a disposal of your Bookham, Inc. Shares for the purposes of UK taxation of chargeable gains and, depending on your individual circumstances and subject to any available exemptions or reliefs, a chargeable gain or allowable loss may arise accordingly.

See paragraph 8 of Part II of the Scheme Circular for further information regarding the UK tax consequences of the Scheme.

United States tax considerations of selling Bookham, Inc. Shares through the Dealing Facility

(a)       Taxation of gains

A US Holder generally will recognise capital gain or loss on the sale through the Dealing Facility or outside the Dealing Facility of his or her Bookham, Inc. Shares in an amount equal to the difference between the US Holder's adjusted tax basis in the Bookham, Inc. Shares and the amount realised from the sale. Any gain or loss generally will be treated as arising from US sources.

Any gain realised by a non-US Holder on the disposition of Bookham, Inc. Shares will not be subject to US federal income tax unless (i) the gain is effectively connected with the holder's conduct of a US trade or business and, if a US double taxation treaty applies, is otherwise attributable to a permanent establishment in the US (in which case, if the non-US Holder is a foreign corporation, the US branch profits tax may apply), (ii) the holder is an individual present in the US for at least 183 days during the taxable year of disposition and certain other conditions are met or (iii) Bookham, Inc. is or has been a US real property holding company ("USRPHC") for US federal income tax purposes unless the Non-US Holder owns actively or constructively less than 5 per cent or more of the class of shares sold and such class is regularly traded on an established securities market. We believe that Bookham, Inc. is not and has not been a USRPHC for US federal income tax purposes nor do we anticipate Bookham, Inc. will become a USRPHC. However, no assurance can be given that Bookham, Inc. will not become a USRPHC.

(b)       Backup withholding tax

US backup withholding tax generally may be imposed on certain payments to an Eligible Holder unless the holder (i) furnishes certain information; or (ii) is otherwise exempt from US backup withholding tax. US backup withholding tax is not an additional tax. Rather, the amount of any US backup withholding tax will be allowed as a credit against the holder's United States federal income tax liability and may entitle the holder to a refund, provided that certain information is furnished to the US Internal Revenue Service.

The W-8BEN Form is used to establish an Eligible Holder's eligibility for an exemption from US backup withholding tax on proceeds from the sale of your Bookham, Inc. Shares through the Dealing Facility, and will not be filed with the US Internal Revenue Service.

Failure to return a properly completed W-8BEN Form with your request to sell Bookham, Inc. Shares will result in US backup withholding tax of 28% of the gross proceeds from such sale.

Where there are joint holders of Bookham, Inc. Shares, each such joint holder must complete a separate W-8BEN Form. Additional copies of the W-8BEN Form can be obtained through the US Internal Revenue Service website at www.irs.gov or by telephoning The Bank of New York on the helpline detailed on page 5 of this document.

See paragraph 8 of Part II of the Scheme Circular for further information regarding the US tax consequences of the Scheme.

Each holder of Bookham, Inc. Shares is urged to consult his or her tax adviser about the tax consequences of selling Bookham, Inc. Shares through the Dealing Facility.

Additional information

The Scheme Circular and its accompanying documents contain important information about the Scheme of Arrangement, as well as information about Bookham, Inc. and the Bookham, Inc. Shares. The Scheme Circular and its accompanying documents are incorporated in this document by reference. The Scheme Circular and accompanying documents were previously mailed to you. However, if, for any reason, you have not received the Scheme Circular, you may request a copy of the Scheme Circular from Bookham Technology plc on telephone number +44 (0) 1235 837000.

Before making a decision whether to sell Bookham, Inc. Shares through the Dealing Facility, you should read the Scheme Circular and its accompanying documents. In addition, Bookham, Inc.'s filings with the SEC will be available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

An Eligible Holder may request a copy, at no cost, of the documents Bookham, Inc. files with the SEC (other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to: Bookham, Inc., Attn: Philip Davis, Tel: +44 (0) 1235 837000.

QuickLinks

  Exhibit 99.4
DEALING FACILITY AND DIRECT REGISTRATION SYSTEM SUMMARY OF KEY TERMS
TERMS OF AND CONDITIONS TO THE DEALING FACILITY